UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(A).

                               (AMENDMENT NO. 6)*

                       FIRST VIRTUAL HOLDINGS INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   337486 10 4
                        ---------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------
       RONALD FISHER                             STEPHEN A. GRANT, ESQ.
  SOFTBANK HOLDINGS INC.                          SULLIVAN & CROMWELL
10 LANGLEY ROAD, SUITE 403                          125 BROAD STREET
  NEWTON CENTER, MA 02159                          NEW YORK, NY 10004
      (617) 928-9300                                 (212) 558-4000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                 AUGUST 20, 1998
                        ---------------------------------
             (Date of Event which Requires Filing of this Statement)

                         (Continued on following pages)

                              (Page 1 of 8 Pages)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to
all other provisions of the Act (however, see the Notes).        SEC 1746(12-91)

                                  SCHEDULE 13D

-------------------------                        ------------------------------
CUSIP NO.  337486 10 4                           PAGE    2    OF     8    PAGES
           --------------                             --------    --------
-------------------------                        ------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK HOLDINGS INC.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                          19,510,524 (1)
    NUMBER OF       ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             3,321,217 (2)
       EACH         ------------------------------------------------------------
    REPORTING        9   SOLE DISPOSITIVE POWER
      PERSON
       WITH               19,510,524 (1)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        22,831,741 (1)(2)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        73.1% (1)(2)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
       (1)   See Item 5.
       (2)   See Item 6.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                        ------------------------------
CUSIP NO.  337486 10 4                           PAGE    3    OF     8    PAGES
           --------------                             --------    --------
-------------------------                        ------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK CORPORATION
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        JAPAN
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                          20,390,524 (1)
    NUMBER OF       ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             3,321,217 (2)
       EACH         ------------------------------------------------------------
    REPORTING        9   SOLE DISPOSITIVE POWER
      PERSON
       WITH               20,390,524 (1)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        23,711,741 (1)(2)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        73.9% (1)(2)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        HC, CO
--------------------------------------------------------------------------------
       (1)   See Item 5.
       (2)   See Item 6.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                        ------------------------------
CUSIP NO.  337486 10 4                           PAGE     4   OF     8    PAGES
           --------------                             --------    --------
-------------------------                        ------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK TECHNOLOGY VENTURES IV L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                          9,755,262 (1)
    NUMBER OF       ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             3,321,217 (2)
       EACH         ------------------------------------------------------------
    REPORTING        9   SOLE DISPOSITIVE POWER
      PERSON
       WITH               9,755,262 (1)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,076,479 (1)(2)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        41.9% (1)(2)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
       (1)   See Item 5.
       (2)   See Item 6.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                        ------------------------------
CUSIP NO.  337486 10 4                           PAGE    5    OF     8    PAGES
           --------------                             --------    --------
-------------------------                        ------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        MASAYOSHI SON
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        JAPAN
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                          20,390,524 (1)
    NUMBER OF       ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             3,321,217 (2)
       EACH         ------------------------------------------------------------
    REPORTING        9   SOLE DISPOSITIVE POWER
      PERSON
       WITH               20,390,524 (1)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        23,711,741 (1)(2)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        73.9% (1)(2)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
       (1)   See Item 5.
       (2)   See Item 6.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                        ------------------------------
CUSIP NO.  337486 10 4                           PAGE    6    OF     8    PAGES
           --------------                             --------    --------
-------------------------                        ------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        STV IV LLC
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                          9,755,262 (1)
    NUMBER OF       ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             3,321,217 (2)
       EACH         ------------------------------------------------------------
    REPORTING        9   SOLE DISPOSITIVE POWER
      PERSON
       WITH               9,755,262 (1)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,076,479 (1)(2)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        41.9% (1)(2)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
       (1)   See Item 5.
       (2)   See Item 6.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------                        ------------------------------
CUSIP NO.  337486 10 4                           PAGE    7    OF      8   PAGES
           --------------                             --------    --------
-------------------------                        ------------------------------


         SOFTBANK Holdings, SOFTBANK Technology, SOFTBANK, Son, and STV hereby amend and supplement the Statement on Schedule 13D originally filed by the Reporting Persons on May 11, 1998, as amended on June 4, 1998, June 15, 1998, June 23, 1998, June 29, 1998 and August 24, 1998 (as amended, the "Statement"), with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of First Virtual Holdings Incorporated, a Delaware corporation (the "Company").

         The descriptions contained in this Statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended and supplemented, and incorporated by reference herein. Capitalized terms used, but not defined, herein shall have the meanings ascribed to them in the Statement.

 ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented by incorporation of the information set forth in Item 6 with respect to the Epub Voting Agreement (as defined herein).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and supplemented by the addition of the following:

         By virtue of the Epub Voting Agreement and the proxies delivered thereunder described in Item 6, pursuant to which Lee H. Stein, Paymentech and First USA have agreed with SOFTBANK Holdings and SOFTBANK Technology to vote their shares in furtherance of certain mutual agreements, SOFTBANK Holdings, SOFTBANK Technology, SOFTBANK, Son and STV may be deemed to have shared power to vote the Capital Stock over which Lee H. Stein, Paymentech and First USA have or share the power to vote. As of June 30, 1998, the aggregate number of shares beneficially owned by Lee H. Stein, Paymentech and First USA was approximately 3,321,217, representing 10.9% of the outstanding Capital Stock of the Company. As a consequence, SOFTBANK Holdings, SOFTBANK Technology, SOFTBANK and STV may be deemed to have shared voting power with respect to such 3,321,217 shares of Common Stock. As a result of the foregoing: (A) SOFTBANK Technology and STV may be deemed to be the beneficial owner of an aggregate of 13,076,479 shares of Common Stock, comprising 41.9% of the Common Stock (based on the number of shares of Common Stock outstanding as of June 30, 1998, as disclosed by the Company in its Quarterly Report on Form 10Q for the fiscal quarter ended June 30, 1998, filed on August 3, 1998, and calculated as provided by Rule 13d-3 under the Exchange Act); (B) SOFTBANK Holdings may be deemed to be the beneficial owner of an aggregate of 22,831,741 shares of Common Stock, comprising 73.1% of the Common Stock (based on the number of shares of Common Stock outstanding as of June 30, 1998, as disclosed by the Company in its Quarterly Report on Form 10Q for the fiscal quarter ended June 30, 1998, filed on August 3, 1998, and calculated as provided by Rule 13d-3 under the Exchange
Act); and (C) SOFTBANK and Son may be deemed to be the beneficial owner of 23,711,741 shares of Common Stock, comprising 73.9% of the Common Stock (based on the number of shares of Common Stock outstanding as of June 30, 1998, as disclosed by the Company in its Quarterly Report on Form 10Q for the fiscal quarter ended June 30, 1998, filed on August 3, 1998, and calculated as provied by Rule 13d-3 under the Exchange Act).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented by incorporation of the following:

         In connection with the execution of the Plan of Reorganization, SOFTBANK Holdings and SOFTBANK Technology entered into a Voting Agreement, dated as of August 20, 1998 (the "Epub Voting Agreement"), with Epub, Lee H. Stein, Paymentech and First USA. Each party thereto agreed to vote all shares of Capital Stock over which it has or shares voting power in favor of approval and adoption of the Plan of Reorganization and approval of the merger contemplated therein and in favor of any other actions contemplated by the Plan of Reorganization or required in furtherance of the merger contemplated therein which are submitted to a vote of the stockholders of the Company. In the event that a majority of the shares of Common Stock represented and voting at a meeting of Company stockholders, other than shares held by Lee H. Stein, SOFTBANK Holdings, SOFTBANK Technology, Paymentech and First USA and their respective affiliates, are voted against the approval and adoption of the Plan of Reorganization and approval of the merger contemplated therein, the voting obligation of each of Lee H. Stein, SOFTBANK Holdings, SOFTBANK Technology,
Paymentech and First USA will be without further force or effect, and each of Lee H. Stein, SOFTBANK Holdings, SOFTBANK Technology, Paymentech and First USA may exercise its full discretion in voting its shares of Common Stock. Each of Lee H. Stein, SOFTBANK Holdings, SOFTBANK Technology, Paymentech and First USA delivered to the Board of Directors of Epub irrevocable proxies to vote all of their shares of Common Stock beneficially owned by them together with any acquired by them in any capacity after the date thereof, in the manner and with respect to the matters set forth in the Epub Voting Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and supplemented by the addition of the following:

         Exhibit O  Voting  Agreement,  dated as of  August  20,  1998, between Epub, SOFTBANK Holdings, SOFTBANK Technology, Lee H. Stein, Paymentech and First USA.

-------------------------                        ------------------------------
CUSIP NO.  337486 10 4                           PAGE    8    OF     8    PAGES
           --------------                             --------    --------
-------------------------                        ------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 1998                     SOFTBANK HOLDINGS INC.


                                    By:  /s/ Ronald D. Fisher
                                         ------------------------------
                                         Name: Ronald D. Fisher
                                         Title:  Vice Chairman


                                    SOFTBANK TECHNOLOGY VENTURES IV L.P.


                                    By:  STV IV LLC
                                         Its General Partner


                                         By:  /s/ Gary Rieschel
                                             --------------------------
                                         Name: Gary Rieschel
                                         Title:  Executive Managing Director


                                    SOFTBANK CORPORATION


                                    By:  /s/ Ronald D. Fisher
                                         ------------------------------
                                         Name: Ronald D. Fisher
                                         Title:  Attorney-in-Fact


                                    MASAYOSHI SON


                                    By:  /s/ Ronald D. Fisher
                                         ------------------------------
                                         Name: Ronald D. Fisher
                                         Title:  Attorney-in-Fact


                                    STV IV LLC


                                    By:  /s/ Gary Rieschel
                                         ------------------------------
                                         Name: Gary Rieschel
                                         Title:  Executive Managing Director